Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intelsat S.A.:

We consent to the incorporation by reference in the registration statement (No. 333-212417) on Form S-8 of Intelsat S.A. of our report dated March 30, 2021, with respect to the consolidated balance sheets of Intelsat S.A. (Debtor in Possession) and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement Schedule II – Valuation and Qualifying Accounts (collectively, the consolidated financial statements), which report appears in the December 31, 2020 annual report on Form 10-K of Intelsat S.A.
Our report dated March 30, 2021, refers to the Company’s change in its method of accounting for leases effective January 1, 2019 due to the adoption of Accounting Standards Codification No. 842, Leases.
Our report dated March 30, 2021 contains an explanatory paragraph that states that the Company filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code which constituted an event of default on substantially all of the Company’s debt obligations which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

McLean, Virginia
March 30, 2021